08000967

GRUPO MODELO, S.A.B. DE C.V.

RECEIVED

2008 FEB 28 A 7:10

February 26, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :

Grupo Modelo, S.AB. de C.V. Fourth Quarter Report Press Release.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Grupo Modelo Reports Fourth Quarter 2007 Results*

- ***Total domestic volume grew 7.5%***
- ***Net sales increased 20.1%***
- ***Operating income rose 12.7%***

Mexico City, February 21, 2008 – Grupo Modelo, S.A.B. de C.V. and Subsidiaries (BMV:GMODELOC) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the fourth quarter ended December 31, 2007.

In the fourth quarter of 2007, total volume increased 3.6% to 12.9 million hectoliters. The domestic market registered volume increases of 7.1% in Modelo's brands and 31.8% in the imported brand portfolio, as a result of solid demand during the quarter. Estrella outperformed in the quarter with the highest rate of growth. Performance in December was the best of the year and it is important to highlight that in the second half of the month we increased prices according to our segmentation strategy, by region, channel, brand and presentation and in line with the inflation rate expected for 2008.

Export volume decreased 6.0% compared to the same quarter of the previous year. Volume in the U.S. was affected by the price increase that reached the consumer at the end of the second quarter, and a difficult comparison base of 21.7% growth in 4Q06. It is important to note that due to the startup of operations at Crown Imports, volume reported in the U.S. as of 2007 reflects the sales from the importer to distributors, while volume in 2006 represented sales from Grupo Modelo to the importer; therefore the annual differential is not at all comparable. With respect to other export markets, growth in Asia, Canada and Latin America was particularly notable.

Net sales totaled 17,291 million pesos, an increase of 20.1% compared to the same quarter of 2006. Domestic sales rose 7.7% due the combination of solid volume growth and the 0.2% increase in the price per hectoliter in real terms, a result of the revenue management initiatives and the price increase implemented at the end of the quarter. Total export revenues were 581 million dollars, an increase of 72.7%. The average price per hectoliter rose 83.7%, primarily as a result of the consolidation of Crown Imports.

During the fourth quarter of 2007, Crown Imports, LLC, registered net sales of 516 million dollars and operating profit of 101 million dollars.

* Figures in constant Mexican pesos as of December 31, 2007

The cost of goods sold increased 20.7% due to the incorporation of storage and distribution costs of the products sent to Crown Imports warehouses, as well as to the increases in packaging for the domestic market and certain raw materials. Gross profit grew 19.6%, reaching 9,403 million pesos.

Operating expenses rose 25.2% mainly as a result of the consolidation of advertising and distribution expenses incurred in the U.S. Likewise, in Mexico, advertising expenses increased most notably to support campaigns for the Estrella and Modelo Light brands as well as distribution expenses. Operating profit was 3,950 million pesos, an increase of 12.7% over 2006. Consequently, the operating margin contracted 1.5 percentage points, to 22.8%.

The other income and expenses showed a loss of 178 million pesos, which represents a 1.8% decrease compared with 2006. This includes employee profit sharing, which in accordance with Mexican GAAP, as of 2007 is no longer registered as taxes and is reclassified to the other expenses line (for comparison purposes, profit sharing in 2006 was reclassified).

Minority interest participation in the quarter totaled 1,021 million pesos, 94.2% higher than the 2006 reported amount. This includes 541 million pesos that corresponds to Barton Beers, a subsidiary of Constellation Brands, for its 50% stake in Crown Imports. Therefore, net majority income was 1,680 million pesos, 2.3% below the prior year figure.

Grupo Modelo S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	4Q07	%	4Q06	%	Var.(%)
Domestic	9.305	72.3	8.686	69.9	**7.1**
Import	0.182	1.4	0.138	1.1	**31.8**
Total Domestic	9.487	73.7	8.824	71.0	**7.5**
Export	3.387	26.3	3.603	29.0	**-6.0**
Total	**12.874**	**100.0**	**12.427**	**100.0**	**3.6**

Grupo Modelo S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements for the Fourth Quarter 2007 and 2006

Figures in millions of constant Mexican pesos as of December 31, 2007

	IV-07	%	IV-06	%	Var. %
Domestic Sales	9,580	55.4%	8,896	61.8%	7.7%
Export Sales	6,339	36.7%	3,878	26.9%	63.5%
Other Income	1,372	7.9%	1,624	11.3%	-15.6%
Total Net Sales	**17,291**	**100.0%**	**14,398**	**100.0%**	**20.1%**
Cost of Goods Sold	7,888	45.6%	6,536	45.4%	20.7%
Gross Profit	**9,403**	**54.4%**	**7,862**	**54.6%**	**19.6%**
Operating Expenses	5,453	31.5%	4,357	30.3%	25.2%
Operating Income	**3,950**	**22.8%**	**3,505**	**24.3%**	**12.7%**
Comprehensive Financial Result	25	0.1%	112	0.8%	-77.5%
Other Expense (Income) – Net	178	1.0%	181	1.3%	-1.8%
Profit Before Tax	**3,747**	**21.7%**	**3,212**	**22.3%**	**16.7%**
Income Tax	820	4.7%	853	5.9%	-3.9%
Deferred Income Tax	227	1.3%	115	0.8%	96.6%
Consolidated Net Income	**2,700**	**15.6%**	**2,244**	**15.6%**	**20.3%**
Net Majority Income	**1,680**	**9.7%**	**1,719**	**11.9%**	**-2.3%**
Depreciation	896	5.2%	773	5.4%	15.9%
Equity Income of Associates (COGS)	128	0.7%	154	1.1%	-17.1%
EBITDA	**4,717**	**27.3%**	**4,124**	**28.6%**	**14.4%**

2007 Results

- ***Total volume grew 3.4%***
- ***Net sales increased 23.6%***
- ***Operating profit rose 22.1%***

During 2007, total beer volume grew 3.4% compared to the same period of the prior year, reaching 51.5 million hectoliters. In the domestic market, volume grew 4.8% including imported brands. On the other hand, exports increased 0.3% representing 30.9% of total volume. In terms of depletions, Modelo Especial, Pacífico and Negra Modelo volume grew 10.2%, while the Corona brand family grew slightly.

Net sales totaled 72,895 million pesos, an increase of 23.6%. Sales in the domestic market rose 3.2% while exports grew 77.2%. Net export sales totaled 2,762 million dollars, an 85.0% increase compared with 2006.

Sales at Crown Imports, LLC totaled 2,463 million dollars, while the operating profit was 525 million dollars, with a 21.3% operating margin.

The cost of goods sold rose 22.5%, lower than the rate of net sales. This amount includes the costs from Crown Imports, as well as higher raw material and packaging expenses. The gross profit reached 40,304 million pesos, a 24.5% increase compared with 2006. Gross margin rose 40 bp to 55.3%.

Operating expenses increased 27.2%, mainly due to the consolidation of the advertising and distribution expenses incurred in the U.S., as well as to higher advertising expenses in Mexico for the convenience store business. Operating profit registered an increase of 22.1% compared with the same period of the prior year, totaling 20,588 million pesos. Thus, operating margin was 28.2%.

Depreciation and amortization totaled 3,352 million pesos, and represented 4.6% of the net sales. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 23,374 million pesos, 21.4% over the same period of 2006. The EBITDA margin for this period was 32.1%.

In terms of taxes, it is important to highlight that the tax agreement of Crown Imports, LLC states that the shareholders of the company are responsible for fulfilling its fiscal obligations; as a result, the income tax heading only shows the amount that corresponds to Grupo Modelo's obligation for its 50% stake. Therefore, the effective tax rate was 26.5%, below the 29.7% posted in the same period of 2006.

Net majority income reached 9,503 million pesos, representing a rise of 5.6% and a margin of 13.0%. Consequently, earnings per share for the year was 2.9 pesos.

Financial Position

As of December 31, 2007, Grupo Modelo's cash and marketable securities accounted for 20.8% of total assets, in contrast to the 24.3% in 2006. On the other hand, total assets grew 5.9% over the last twelve months. The financial position of the Company remained strong, with short-term operational liabilities totaling 7,663 million pesos. Stockholders' equity totaled 82,011 million pesos, representing a 3.3% increase compared to the prior year.

Financial Ratios	Diciembre 2007	Diciembre 2006
Inventory Turnover	3.4 times	3.8 times
Receivables Turnover	19 days	17 days
Leverage	16.1%	15.7%
Current	5.0 times	5.6 times
EPS (12-months)	2.9 pesos	2.8 pesos

Capital Expenditures

As of December 2007, Grupo Modelo invested 4,039 million pesos of its internally generated cash flow; the resources were allocated to the expansion of production capacity and for equipment modernization in each area of the organization, as shown in the following table.

Area	December 2007
Cía. Cervecera de Coahuila	30.2%
Breweries and other facilities	45.3%
Sales	24.5%

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of December 31, 2007 and 2006

Market	2007	%	2006	%	Var. (%)
Domestic	34.928	67.8	33.453	67.1	**4.4**
Import	0.680	1.3	0.533	1.1	**27.4**
Total Domestic	35.608	69.1	33.986	68.1	**4.8**
Export	15.937	30.9	15.888	31.9	**0.3**
Total	**51.545**	**100.0**	**49.874**	**100.0**	**3.4**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements for the Twelve Months Ended December 31, 2007 and 2006
Figures in millions of constant Mexican pesos as of December 31, 2007

	2007	%	2006	%	Var. %
Domestic Sales	36,474	50.0%	35,334	59.9%	3.2%
Export Sales	30,748	42.2%	17,353	29.4%	77.2%
Other Income	5,673	7.8%	6,277	10.6%	-9.6%
Total Net Sales	**72,895**	**100.0%**	**58,964**	**100.0%**	**23.6%**
Cost of Goods Sold	32,591	44.7%	26,602	45.1%	22.5%
Gross Profit	**40,304**	**55.3%**	**32,362**	**54.9%**	**24.5%**
Operating Expenses	19,716	27.0%	15,501	26.3%	27.2%
Operating Income	**20,588**	**28.2%**	**16,861**	**28.6%**	**22.1%**
Comprehensive Financial Result	-661	-0.9%	-647	-1.1%	2.0%
Other Expense (Income) – Net	466	0.6%	808	1.4%	-42.3%
Profit Before Tax	**20,783**	**28.5%**	**16,700**	**28.3%**	**24.4%**
Income Tax	5,503	7.5%	5,071	8.6%	8.5%
Deferred Income Tax	11	0.0%	-108	-0.2%	-109.7%
Consolidated Net Income	**15,269**	**20.9%**	**11,737**	**19.9%**	**30.1%**
Net Majority Income	**9,503**	**13.0%**	**8,998**	**15.3%**	**5.6%**
Depreciation	3,352	4.6%	2,992	5.1%	12.0%
Equity Income of Associates (COGS)	566	0.8%	601	1.0%	-5.9%
EBITDA	**23,374**	**32.1%**	**19,252**	**32.7%**	**21.4%**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2007 and 2006
Figures in millions of constant Mexican pesos as of December 31, 2007

	2007	2006	% Var
Cash & Marketable Securities	20,717	22,923	-9.6%
Total Current Assets	**38,267**	**35,823**	**6.8%**
Non – Current Assets	61,457	58,335	5.4%
Total Assets	**99,724**	**94,157**	**5.9%**
Current Liabilities	7,663	6,431	19.2%
Long Term Debt	0	0	N/A
Other Long Term Liabilities	10,050	8,364	20.2%
Total Liabilities	**17,713**	**14,795**	**19.7%**
Minority Stockholders' Equity	18,950	18,365	3.2%
Majority Stockholders' Equity	63,061	60,997	3.4%
Total Liabilities and Stockholders' Equity	**99,724**	**94,157**	**5.9%**

Highlights
Quarter and Cumulative

	IV-07	IV-06	Var.	2007	2006	Var. %
Price/Hl Domestic (pesos)*	1,009.80	1,008.11	0.2%	1,024.31	1,039.66	-1.5%
Price/Hl Exports (pesos)*	1,871.49	1,076.29	73.9%	1,929.37	1,092.21	76.6%
Price/Hl Exports (dlls.)	171.44	93.31	83.7%	173.32	93.96	84.5%
Cost of Goods Sold/Hl Total	612.66	525.91	16.5%	632.28	533.39	18.5%
Operating Expenses/Hl Total	423.55	350.60	20.8%	382.49	310.80	23.1%
Export Revenues (million dlls.)	580.67	336.18	72.7%	2,762.12	1,492.84	85.0%

* Figures in constant Mexican pesos as of December 31, 2007

Grupo Modelo Conference Call

Grupo Modelo will host a conference call to discuss the fourth quarter 2007 financial results on Friday, February 22, 2008, at 8:00 a.m. (central) / 9:00 a.m. (eastern). The conference call can be accessed by dialing 1-800-762-8779 within the U.S., or from international locations by dialing into the U.S. at 1-480-629-9041 with conference ID: "3846959", beginning 10 minutes prior to the start of the call. A live listen-only webcast of the conference call, together with a copy of this press release will be available on the Internet at Grupo Modelo's Web site: www.gmodelo.com under "Investors," prior to the call.

Forward-Looking Statements

This press release may include certain expectations regarding the financial and operating performance of Grupo Modelo and its Subsidiaries. Such forward-looking statements are based on management's best estimates using current and known information. However, such statements and expectations may vary due to facts, circumstances and events beyond the control of Grupo Modelo and its Subsidiaries.

Grupo Modelo, founded in 1925, is the leader in Mexico in the production, distribution and marketing of beer, with 63.2% of the total (domestic and export) market share, as of December 31, 2006. It has seven brewing plants in the country, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacifico and Negra Modelo. It exports five brands and is present in more than 150 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico bottled water brands Santa Maria and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.

Investor Relations

Eduardo Zamarripa (5255) 2266-0000 x.4708 Fax (5255) 2266-0000 x.4926
Begoña Orgambide (5255) 2266-0000 x.4887

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

END